Exhibit (a)(1)(D)

Offer to Purchase for Cash
up to

962,636 Shares of
Donegal Group Inc. Series B Common Stock
at $30.00 Per Share

by

Gregory Mark Shepard

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK CITY TIME, ON APRIL 19, 2013, UNLESS THE OFFER IS EXTENDED.

March 20, 2013

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

Gregory M. Shepard (“Offeror”), a Florida resident, is offering to acquire all of the outstanding shares of Series B common stock (the “Class B Shares”) of Donegal Group Inc. (the “Company”) not owned by Donegal Mutual Insurance Company or Offeror, at a price of $30.00 per share of Series B common stock, net to the seller in cash, (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

 If a stockholder desires to tender Class B Shares pursuant to the Offer and such stockholder’s Class B Share Certificates (as defined in the Offer to Purchase) are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in the Offer to Purchase), such Class B Shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in the Offer to Purchase. See the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility (as defined in the Offer to Purchase) in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The Offer is conditioned upon, among other things: (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer, 925,000 Class B Shares; (2) the appointment of three persons selected by Offeror to the Boards of Directors of each of the Company and Donegal Mutual Insurance Company, with no increase in the size of each board from 12 directors; (3) the Company not issuing any additional stock options (except stock options issued pursuant to currently approved stock option plans), any rights to purchase Class A or Class B Shares, or any additional Class A or Class B Shares or preferred stock; (4) Offeror having obtained all regulatory approvals from state insurance regulators and the Federal Reserve Board necessary to complete the Offer on terms and conditions satisfactory to Offeror in his sole discretion; (5) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (6) no litigation involving the Offer.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Class B Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

•	Offer to Purchase dated March 20, 2013;
•	Letter of Transmittal to be used by stockholders of the Company in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);
•	Notice of Guaranteed Delivery with respect to the Class B Shares;

•	A printed form of letter that may be sent to your clients for whose account you hold Class B Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;
•	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and
•	A return envelope addressed to The Colbent Corporation (the “Depositary”).

Offeror urges you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 11:59 P.M., New York City time, on April 19, 2013, unless the Offer is extended.

In all cases, payment for Class B Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Class B Share certificates (or a timely Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, effected pursuant to the procedures set forth in the Offer to Purchase), an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Class B Share certificates or Book-Entry Confirmations with respect to Class B Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Offeror for the Class B Shares, regardless of any extension of the Offer or any delay in making payment.

If holders of Class B Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in the Offer to Purchase.

Offeror will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and D.F. King & Co., Inc., which is the “Information Agent”, as described in the Offer to Purchase) in connection with the solicitation of tenders of Class B Shares in the Offer. You will be reimbursed by Offeror upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Inquiries and requests for additional copies of the enclosed materials may be directed to the Information Agent at the address(es) and telephone number(s) for the Information Agent set forth in the Offer to Purchase.

Very truly yours,

Gregory Mark Shepard

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF OFFEROR OR THE DEPOSITARY AND INFORMATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.